CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2024 AND 2023

		2024		2023
Revenue from sales and services, net	$	41,420,110	$	23,958,382
Revenue from developed projects	$	19,252,719	$	33,190,163
Revenue, net	$	60,672,829	$	57,148,545
Realisation costs of projects	-$	33,495,551	-$	36,015,822
Gross profit	$	**27,177,278**	$	**21,132,723**
Operating expenses:				
Sales and operative expenses	-$	12,748,694	-$	8,994,237
Administrative expenses	-$	8,517,713	-$	3,230,601
Depreciation	-$	1,947,961	-$	259,044
Amortization	-$	2,786,847	-$	3,379,481
Employees Benefits	-$	2,338,813	-$	617,509
Total operating expenses	-$	28,340,028	-$	16,480,872
Operating profit	-$	1,162,749	$	4,651,851
Net financing cost:				
Interest (expense) income – Net	-$	1,483,572	-$	48,309
Financial expenses	-$	3,460	-$	1,660
Foreign exchange gain – Net	-$	1,386,889	-$	1,584,173
	-$	2,873,921	-$	1,634,142
Other Income	$	356,957	$	74,779
Loss on sale of subsidiary	$	-	$	-
Other Expenses	-$	28,988	-$	157,200
Profit before income tax	-$	**3,708,700**	$	**2,935,289**
Provision for deferred taxes	$	922,739	$	1,799,619
Provision for income tax	-$	638,401	-$	1,778,306
Profit from continuing operations	-$	**3,424,362**	$	**2,956,602**
Discontinued operations:				
Loss on sale of subsidiary	$	-	-$	3,960,256
Consolidated net income	-$	**3,424,362**	-$	**1,003,654**

CYBOLT INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2024 and 2023

		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,676,735	$	14,615,816
Trade receivables – Net of expected credit loss:				
Revenue from customers, net	$	21,104,282	$	15,216,931
Sundry debtors	$	1,183,497	$	1,544,654
Other trade receivables	$	581,895	$	-
Recoverable taxes	$	3,618,367	$	4,498,112
Conditional trade receivables	$	8,975,542	$	16,200,042
Related parties	$	3,523,242	$	358,696
Inventories	$	812	$	-
Advanced payments	$	2,994,675	$	610,199
Total current assets	$	45,659,047	$	53,044,450
Non-current assets:				
Furniture and equipment	$	4,552,788	$	4,269,889
Right of use assets, net	$	1,570,085	$	4,588,714
Long-term trade receivables	$	-	$	-
Related parties	$	912,000	$	300,000
Intangible assets	$	22,829,422	$	10,930,977
Permanent investment in shares of associates	$	37,805	$	-
Deferred income tax	$	295,890	$	299,777
Other assets	$	3,154,563	$	2,851,437
	$	-	$	-
Total non-current assets	$	33,352,555	$	23,240,794
TOTAL ASSETS	**$**	**79,011,602**	**$**	**76,285,244**
LABILITITES AND SHAREHOLDERS' EQUITY				
Short-term:				
Vendors	$	11,618,836	$	9,369,642
Related Parties	-$	1,768,495	$	-
Loans payable	$	9,131,849	$	2,249,386
Income Tax payable	-$	221,025	$	1,969,449
Customers' contracts liability	$	2,742,527	$	6,057,270
Benefits employes	$	426,968	$	275,438
Lease liability, current	$	1,915,771	$	1,100,294
Other payables and accrued liabilities	$	7,877,400	$	5,315,773
Total current liabilities	$	31,723,832	$	26,337,252
Long-term liabilities				
Deferred income tax	$	-	$	-
Related Parties	$	1,784,567	$	-
SCA SICAV – RAIF Loan	$	-	$	-
Benefits employes net of current portion	$	146,110	$	129,170
Lease liabilities net of current portion	$	3,238,707	$	3,981,233
Other payables and accrued liabilities	$	87,517	$	-
Total long-term liabilities	**$**	**5,256,901**	**$**	**4,110,403**
Total liabilities	**$**	**36,980,733**	**$**	**30,447,656**
Equity				
Contributed equity:				
Capital stock	$	36,238,210	$	29,779,917
Paid in Capital	$	-	$	-
Currency Translation Adjustment	-$	519,672	$	3,881,198
Crowdfunding equity round	$	3,072,931	$	3,072,931
Unrealized Gain	-$	89,713	-$	45,635
Treasury Stock	-$	300,000	$	-
Earned equity:	$	-	$	-
Retained earnings	$	10,161,210	$	10,152,831
Equity Adjustment from Transactions with Noncontrolling Interest	-$	3,107,736		
Net income for the year	-$	3,424,362	-$	1,003,654
Controlling interest	$	42,030,868	$	45,837,589
Non-Controlling interest	$	-	$	-
Total shareholders' equity	**$**	**42,030,868**	**$**	**45,837,589**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**79,011,602**	**$**	**76,285,244**